Exhibit H - Proposed Form of Notice


Allegheny Energy, Inc.  (70-     )

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and its wholly-owned public utility company subsidiary, Monongahela Power Company ("Monongahela" and, together with Allegheny, the "Applicants"), have filed this Application-Declaration pursuant to Section 12(d) of the Public Utility Holding Act of 1935, as amended (the "Act") and Rules 44, 46, and 54 under the Act, requesting authorizations in connection with Monongahela's proposal to sell to Columbus Southern Power Company ("CSP"), a subsidiary company of American Electric Power Company, Inc., all of its utility assets located in the State of Ohio, valued at approximately $55 million. Applicants seek authority for Monongahela to transfer the assets in question and to dividend the proceeds received to Allegheny. Applicants state that the proposed transfer of utility assets to CSP is being undertaken at the behest of the Public Utilities Commission of Ohio.